Exhibit 99.16

February 11, 2011

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

RE:           Keegan Resources Inc. (the "Corporation") - Consent under NI 44-101

Pursuant to section 4.2 of National Instrument 44-101 - Short Form Prospectus Distributions, I, Christopher Waller, MAusIMM, consent to being named in the Corporation's final short form prospectus dated February 11, 2011 (the "Final Short Form Prospectus") and to the inclusion of the reference to the following report (the "Report") in the Final Short Form Prospectus and the extracts from, or a summary of, the Report in the written disclosure contained in the Final Short
Form Prospectus:

  Esaase Gold Deposit Resource Estimation Update Incorporating the May 2010 Preliminary Economic Assessment dated December 16, 2010, and amended February 4, 2011.

I confirm that I have read the Final Short Form Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Final Short Form Prospectus that are derived from the Report or within my knowledge as a result of the services performed by me in connection with the Report.

References to Final Short Form Prospectus include all documents incorporated by reference.

Sincerely,

"Christopher Waller"
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Christopher Waller, MAusIMM